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VIA EDGAR & FACSIMILE (202) 772-9368

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds, Assistant Director James Lopez, Legal Branch Chief Ruairi Regan, Staff Attorney Ken Schuler, Staff Engineer

Re:	Sterlite Industries (India) Limited Form 20-F for the year ended March 31, 2011 Filed September 30, 2011 (“Form 20-F”) (File No. 001-33175)

Ladies and Gentlemen:

On behalf of Sterlite Industries (India) Limited, a corporation incorporated under the laws of the Republic of India (the “Company”), set forth below are the Company’s responses to the Staff’s comments contained in Mr. John Reynolds’s letter dated March 15, 2012. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.

Selected Consolidated Financial Data – Page 4

1.	We note the discussion of cost of production in footnote (2) on page seven and the statement that the measure “consists of direct cash cost of production and excludes non-cash cost and indirect cost …” You also state that it is offset for any amounts you receive upon the sale of the by-products from the refining or smelting process. Please revise future filings to further clarify and explain the principal components of the measure in plain language understandable to the average investor. Also, please address whether and how (a) the components of your measure are materially different for copper sourced from your own mines compared to concentrate purchased from third parties or (b) management uses the measure differently when “monitoring the operating performance of operations” for your internally—as opposed to externally—sourced copper. Please provide draft disclosure.

RESPONSE:

A.	Cost of Production discussion in footnote (2) to Selected Consolidated Financial Data in Item 3A. Key Information:

In response to the Staff’s comment, the Company undertakes to clarify the disclosure regarding cost of production in future filings. Below is the draft disclosure that the Company proposes to include in its future filings as a footnote to the “Selected Consolidated Financial Data” in Item 3A. Key Information”:

DRAFT DISCLOSURE:

“Cost of production is not a recognized measure under IFRS. We have included cost of production as a measure of effectiveness because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. Our computation of cost of production should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity reported in accordance with IFRS. Cost of production is a measure intended for monitoring the operating performance of our operations. This measure is presented by other non-ferrous metal companies, though our measure may not be comparable to similarly titled measures reported by other companies. Cost of production as reported for our metal products consists of:

•

direct cash costs relating to production and conversion costs of metal (such as energy costs, ore extraction costs and processing costs at our captive mines, labor costs and other manufacturing expenses) and

•	excludes depreciation and finance costs.

Further these costs are offset for any amounts we receive upon sale of immaterial by-products from such operations. We explain the cost of production for each metal as set forth below:

•

In the case of copper, cost of production relates only to our custom smelting and refining operations (and not for our mining operations), and consists of converting copper concentrate into copper cathodes, including the cost of freight of copper anodes from Tuticorin to Silvassa. Revenue earned from the sale of by-product, sulphuric acid, and copper metal recovered in excess of paid copper metal are deducted from the cash costs. The total cash costs are divided by the total number of pounds of copper metal produced to calculate the cost of production per pound of copper metal produced.

•

In the case of zinc India operations, where we have integrated operations from production of zinc ore to zinc metal, cost of production is the cost of extracting ore and conversion of the ore into zinc metal ingots. Royalty is paid on mining and this cost is included in determining the cost of production. Revenue earned from by-product, sulphuric acid, is deducted from the cost of production. The total cash cost is divided by the total number of tons of zinc metal produced to calculate the cost of production per ton of zinc metal. Our zinc India segment also includes lead and silver. However, the cost of production presented for zinc India operations does not include lead and silver.

•

Our zinc International operations consists of the Skorpion mine and refinery in Namibia, Black Mountain mine in South Africa and Lisheen mine in Ireland. Skorpion produces special high grade zinc ingots. As a result, the cost of production with respect to the Skorpion mine consists of the total direct cost of procuring zinc ore from the mining company and producing zinc in the refinery through a leaching refining and electrowinning process. Skorpion does not produce any material by-products. Black Mountain mine produces zinc and lead concentrate. Therefore, the cost of production with respect to the Black Mountain mine consists of direct mining costs, concentrate costs, direct services cost and allocated indirect costs. Lisheen mine produces zinc and lead concentrate. Therefore, the cost of production with respect to the Lisheen mine consists of direct mining costs, mill processing costs, other overhead costs, treatment charges and other direct cash costs. The by-product revenue of lead and silver are credited to the cost of production. Royalties paid are excluded from the cost of production of zinc as the same is levied on turnover. The total cash cost is divided by the total number of tons of zinc metal produced or zinc metal in concentrate produced to calculate the cost of production per ton of zinc metal produced or zinc metal in zinc concentrate produced.

•

In the case of aluminum, cost of production for BALCO’s smelters includes cost of purchased alumina, the cost of producing bauxite and conversion of bauxite/alumina into aluminum metal. Revenue earned from the sale of by-products, such as vanadium, reduces the total cash costs. The total cost is divided by the total quantity of hot metal produced to determine the cost of production per ton of aluminum hot metal produced. Hot metal production output is used instead of the cast metal production output disclosed elsewhere in this annual report in calculating cost of production as the hot metal production, which excludes the value added cost of casting, is the measure generally used in the aluminum metal industry for calculating cost of production.

Cost of production is divided by the daily average exchange rate for the year to calculate US dollar cost of production per lb or per ton of metal as reported. The following table reconciles segment cost, calculated as segment sales less segment profit, to cost of production for the periods presented….”

B.	Internal vs External Sourced Copper Discussion

The Company presents the cost of production only for the Company’s custom smelting and refining operations but not for its copper mining operations. The cost of the Company’s mining operations are not separately disclosed as the copper mining operations are not material to the Company’s results of operations.

The cost of production of copper for the Company’s custom smelting and refining operations consists of cost of converting copper concentrate into copper cathodes, but does not include the cost of copper concentrate, and accordingly, is the same for internal and external sourced copper concentrate. The Company therefore does not use the cost of production measure for internally – as opposed to externally - sourced copper differently for the purpose of monitoring the performance of custom smelting and refining operations.

2.	In this regard, we note the statement on page 181 that “[c]ost of production does not include the cost of copper concentrate for our copper business, though such cost is included in our cost of sales.” Please revise future filing discussion of cost of production, including on page 181, to further clarify in quantitative and qualitative terms the impact of purchases of concentrate on your cost of production.

RESPONSE:

The Company respectfully advises that as discussed in response to Comment#1, the cost of production of copper relates only to the Company’s custom smelting and refining operations, and consists of cost of converting copper concentrate into copper cathodes, but does not include the cost of copper concentrate. Since there is no impact of purchases of copper concentrate on the cost of production, the Company respectfully submits that the Company does not believe that any qualitative or quantitative discussion of the impact of purchases of copper concentrate on cost of production would be meaningful for the investors.

In response to the Staff’s comment, however, the Company respectfully submits that the Company will revise the paragraph currently appearing on page 181 of Form 20-F as follows:

“Cost of Production

Our results of operations are, to a significant degree, dependent upon our ability to efficiently run our operations and maintain low costs of production. Efficiencies relating to recovery of metal from the ore, process improvements, by-product management and increasing productivity help drive our costs down. Costs associated with mining and metal production include energy costs, ore extraction and processing costs at our captive mines, labor costs and other manufacturing expenses.

The cost of production of copper for our custom smelting and refining operations consists of cost of converting copper concentrate into copper cathodes, but does not include the cost of copper concentrate. We purchase copper concentrate at the LME price for copper metal for the relevant quotational period less a treatment charge and refining charge (TcRc) that we negotiate with our suppliers, including with CMT, but which is influenced by the prevailing market rate for the TcRc. We attempt to make the LME price a pass through for us as both the copper concentrate purchases and sales of finished copper products are based on LME prices. We also attempt to hedge against the LME price movement risks. The profitability of the copper custom smelting and refining business is therefore dependent upon the amount by which the TcRc that we negotiate with both external suppliers and CMT exceeds our smelting and refining costs.”

Basis of Presentation of Ore Reserves – Page 78

3.	We note you audited your Skorpion, Black Mountain, and Lisheen mine reserves, which were recently acquired. Please forward to our engineer as supplemental information and not as part of your filing, the information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 pursuant to Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to the following reports:

•	Audit of HZL Ore Reserves by SRK Consulting (UK) Ltd

•	Mineral review of the Skorpion by AMC Consultants Prop. Ltd

•	Mineral review of the BMM by Golder Associates

•	Mineral review of the Lisheen mines by AMC Consultants UK Ltd

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

RESPONSE:

As requested, the Company has enclosed for review by Staff’s engineers as supplemental information and not as part of its filing, a DVD that contains the documents listed at Annex A hereto (the “Provided Documents”), which establish the legal, technical and economic feasibility of the materials designated as reserves for the HZL, Skorpion, Black Mountain, and Lisheen mines in the Company’s Form 20-F for the year ended March 31, 2011 filed on September 30, 2011. As described in greater detail in Annex A, the Provided Documents include, among other things, competent person reports, reserves statistics, and mineral reviews.

In accordance with Rule 12b-4 of the Exchange Act, the Company requests the return of all supplemental material enclosed herewith and has enclosed a pre-paid, pre-addressed shipping label to facilitate the return of such supplemental information to Alex Cohen at Latham & Watkins LLP, 555 Eleventh Street, NW, Suite 1000, Washington, DC 20004-1304.

Rajpura Dariba, page 101

Skorpion, page 116

BMM, page 122

Lisheen, page 129

4.	In future filings, please disclose the following information within or adjacent to your reserve tables for the Rampura Agucha, Skorpion, Black Mountain, and Lisheen mining operations:

•	A statement clarifying the extent to which your reserve estimates incorporate losses for mine dilution and mining recovery.

•	The cutoff grade used with your reserve estimate.

•	The metallurgical recovery factor for each of your mines.

•	All historic three-year average commodity prices and currency conversion factors that were used to estimate your reserves.

•	The percentage of your ownership of each mine and a statement clarifying whether quantities disclosed are for the entire mine/deposit or just your share.

RESPONSE:

As requested, the Company will disclose the requested information in its future filings.

Projects and Developments – Page 122

5.	We note you disclose resource estimates for your Gamsberg project. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove all resource disclosure in future filings.

RESPONSE:

As requested, the Company will remove all resource disclosure in its future filings.

***********

We have attached to this letter as Annex B, a statement from the Company as requested by the Staff.

If there are any technical questions relating to the mine reserves, please contact the persons named below for the respective mines at the following contact information:

HZL

Name	Laxman Shekhawat
Telephone	+91 900 129 4907
Email	laxman.shekhawat@vedanta.co.in

Skorpion

Name	Satish Kumar
Telephone	+264 63 2712 380
Email	Skumar@skorpionzinc.com.na

Black Mountain

Name	Pottie Potgieter
Telephone	+27 54 9839 226
Email	JPotgieter@blackmountain.co.za

Lisheen

Name	Tom Bailey
Telephone	+35 350 445 647
Email	TBailey@lisheenmine.ie

Please contact Alex Cohen at (202) 637-2284 or the undersigned at (+65)-6437-5467 if you have any questions or require additional information concerning the foregoing.

Respectfully submitted,

/s/ Rajiv Gupta

Rajiv Gupta of LATHAM & WATKINS LLP

Enclosure

cc:	Din Dayal Jalan

Chief Financial Officer

Sterlite Industries (India) Limited

Annex A

List of Provided Documents provided as Supplemental Information

Supplemental Information relating to Hindustan Zinc Limited (“HZL”) Mines

	Documents	Date

FEASIBILITY STUDIES

1.	Definitive Feasibility Study For Rampura Agucha Project*	1982

2.	SRK Consulting Report on Conceptual Underground Mining and Open Pit Production Optimisation Study at Rampura Agucha Mine*	May 2008

3.	AMC Consultants Rampura Agucha Underground Project Final Feasibility Study*	Oct 2009

AUDIT REPORTS

4.	SRK Consulting Resource and Reserve Audit*	31 Mar 2010

5.	SRK Consulting Mineral Resource and Ore Reserve Audit on the Assets of HZL*	31 Mar 2011

Supplemental Information relating to Skorpion Mine

	Documents	Date
FEASIBILITY STUDIES
6.	Feasibility Study*	Jun 2000
AUDIT REPORTS
7.	AMC Consultants Mineral Resources and Ore Reserve Review*	Apr 2011

Supplemental Information relating to Black Mountain Mine

	Documents	Date
COMPETENT PERSON REPORTS
8.	Ore Reserves and Mineral Resources CPR (J Potgieter)*	31 Dec 2011
AUDIT REPORTS
9.	Golder Associates Mineral Resource and Ore Reserve Audit*	Apr 2011
UPDATES ON RESERVES
10.	Note on Reserves and Resources at 31 March 2011*	May 2011

Supplemental Information relating to Lisheen Mine

	Documents	Date
FEASIBILITY STUDIES
11.	Feasibility Study*	Dec 1995
AUDIT REPORTS
12.	AMC Consultants Resource and Reserve Review*	Apr 2011

General Supplemental Information

	Documents	Date
RECONCILIATION TABLES
13.	Reconciliation of Reserves for Black Mountain, Lisheen, and Skorpion Mines*	2010-2011

*	Confidential treatment requested

Annex B

April 30, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attention:	John Reynolds, Assistant Director James Lopez, Legal Branch Chief Ruairi Regan, Staff Attorney Ken Schuler, Staff Engineer

Re:	Sterlite Industries (India) Limited Form 20-F for the year ended March 31, 2011 Filed September 30, 2011 (File No. 001-33175)

Ladies and Gentlemen:

Sterlite Industries (India) Limited, a corporation incorporated under the laws of the Republic of India (the “Company”), in response to the Staff’s request in its comment letter dated March 15, 2012 with respect to the Company’s Form 20-F for the year ended March 31, 2011 filed September 30, 2011 (File No. 001-33175) (the “Filing”), hereby acknowledges as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ Din Dayal Jalan

Din Dayal Jalan
Chief Financial Officer
Sterlite Industries (India) Limited